ArcelorMittal sells its Kuzbass coal mines

Luxembourg, 19 January 2015 - ArcelorMittal today announces the sale of its interest in the Kuzbass coal mines in the Kemerovo region of Siberia, Russia, to Russia’s National Fuel Company (NTK).

The assets include the coal mines of Berezovskaya and Pervomaskaya, which together produce 700,000 tonnes of coal a year.

ArcelorMittal acquired the Kuzbass mines in 2008 as part of the company’s strategy to secure delivery of coal to ArcelorMittal steel operations in Ukraine.

Bill Scotting, CEO of ArcelorMittal Mining, said: “The decision to dispose of the Kuzbass coal mines follows a strategic review of the assets. As our Ukraine steel operations now source coking coal from ArcelorMittal’s mines in Kazakhstan, Kuzbass is no longer a strategic asset for ArcelorMittal.  We are pleased to have agreed the sale to NTK as Kuzbass is an important employer in the region and this offers a sustainable solution for employees and other stakeholders.”